Exhibit 99.29

Black Mammoth Metals Acquires and Finds Extensive IP Anomaly at Mustang Gold and Silver Property, NV

BMM: TSX-V

VANCOUVER, BC, Dec. 18, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that the Company has acquired the Mustang Gold and Silver property (“Mustang” or the “Property”) by staking 138 unpatented lode claims on lands administered by the Bureau of Land Management (BLM) covering 1124 hectares (2778 acres), has obtained an extensive data package related to the Property and has completed a pole-dipole induced polarization survey (the “IP Survey”) with an interpreted inversion model. The Property extends over 8.4 km north-south along the Pactolus Hills on the Walker Lane trend, Nye County, NV, near the western edge of the Basin and Range physiographic Province.

Best Historical Drill Intercept:

12.2m of 1.71g/t Au (including 7.6m of 2.56g/t Au) at 54.5m depth - Queensgate Resources, 2011 RC hole - M11-06.

IP Results:

Southern Zone

The IP Survey’s objective in the south was to investigate the potential for high-sulfidation epithermal gold-silver deposits underlying the known area of mineralization where previous operators have located gold and silver mineralization in drill holes and in rock chips. Near-surface rocks and alteration features exhibit significant silicification and leaching (with vuggy textures), which are typically well reflected in resistivity anomalies. Quartz veins are present and correlate well with historical rock samples and drill results. The east-west IP lines (8) in the south were spaced 150m apart.

The IP results confirmed a potential target area at the Southern Zone (the “IP Anomaly”) extending over one square km and is open to the north and south, with further potential beneath the younger basalt cover to the east and west (see Figure 1 & 2). Given the geologic environment and mapped rock types, the source of the chargeability anomalies is most likely sulfides. Also, the top of the chargeability anomalies is relatively consistent, suggesting some form of genetic control akin to a boiling level. The depth to top of the chargeability anomaly is sufficient to likely preclude detection by historic mine workings. The correlation of high resistivity with chargeability is obvious and the IP Anomaly shows a strong correlation with altered rock at surface, historical rock ship samples as well as historical drilling results.

Northern Zone The IP Survey’s objective in the north was to investigate as part of a larger-scale exploration program to identify further mineralization potential along strike. The east-west IP lines (3) in the north were widely spaced covering 1.5 km (see Figure 4 & 5).

The results suggest that the gold and silver system extends a further 1.5 kilometers to the north (see Figures 4 & 5).

Figure 1 – Resistivity depth slice at a depth of 150-250m - Southern Zone. (CNW Group/Black Mammoth Metals Corp)

Figure 2 – Chargeability depth slice at a depth of 150-250m – Southern Zone. (CNW Group/Black Mammoth Metals Corp)

Mustang is geologically and geochemically analogous to the Paradise Peak high-sulfidation epithermal gold-silver deposit 13 kms to the northwest (see Figure 3). Gold and silver epithermal mineralization is primarily volcanic-hosted and associated with quartz veins, silicification, clay alteration and fractured zones. The historical Paradise Peak Mine was a major producer of gold and silver from 1984 to 1994. The Paradise Peak mine is not necessarily indicative of the mineralization at Mustang.

Figure 3 – Mustang’s location and spatial relationship to the Paradise Peak gold-silver deposit - 17 km to the northwest. (CNW Group/Black Mammoth Metals Corp)

Figure 4 – Resistivity cross-sections – Northern Zone. (CNW Group/Black Mammoth Metals Corp)

Figure 5 – Chargeability cross-sections – Northern Zone. (CNW Group/Black Mammoth Metals Corp)

Next Steps:

Black Mammoth intends to further investigate the northern and southern target areas using a ground-based gravity survey to refine drilling targets in the volcanic-hosted epithermal gold and silver zones and to explore for potential underlying gold mineralization embedded in basement rocks.

Acquisition Terms (USD):

A finder’s fee of $12,000 USD was paid to a private vendor. The Company now owns Mustang 100% with no royalties, share compensation or other terms in connection with the acquisition.

The Company continues to acquire non-core exploration interests in the western US, by purchase or staking.

Quality Assurance/Quality Control:

All sampling of the historic percussion or rotary/reverse circulation drill chip samples was conducted by or under the supervision of Queensgate Resource’s project geologist. The samples were taken to the ALS Laboratory (ALS) in Reno, Nevada for preparation and analysis.

The ALS PREP-31 package was utilized for sample preparation. In this package, each sample is crushed to better than 70%, passing 2mm, then a 250-gram riffle split is then taken. This split is pulverized to a target of 85% passing 75microns; and a 30-gram portion of this pulverized split is digested using aqua regia and analyzed for gold using ALS’ Au-AA23-AAS method, which is a Fire Assay, with an AAS finish. A 35-element suite was run on the samples using the ALS ME-MS 41 multielement package. This method utilizes aqua regia digestion followed by ICP-AES analysis (Induced Coupled Plasma). Trace level silver was analyzed using ALS’ Ag-AA61 method which is a four-acid digestion and utilizes an ICP-AAS (Induced Coupled Plasma) analysis. Trace mercury analysis was done using ALS’ He-CV41 cold vapor Atomic Absorption. ALS Laboratories have ISO 9001 and 17025 accreditations. Queensgate Resources’ QA/QC program included regular insertion of CRM standards, duplicates and blanks into the sample stream. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/December2025/18/c8226.html

%SEDAR: 00022389E

For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 18-DEC-25